UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
§ 240.13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. )*

Enfusion, Inc.
(Name of Issuer)

Class A common stock, par value $0.01 per share
(Title of Class of Securities)

292812104
(CUSIP Number)

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 15, 2023
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240 13d-7 for other parties to whom copies are to be sent.

1     The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

*	information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes’).

CUSIP No. 292812104	13D	Page 2 of 8 Pages

1.	Names of Reporting Persons FTV IV, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 31,297,606
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 31,297,606
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 31,297,606
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)☐
13.	Percent of Class Represented by Amount in Row (9) 40.18%(1)
14.	Type of Reporting Person (See Instructions) PN

(1) Calculated based on 75,087,434 shares of Class A Common Stock (“Class A Shares”) issued and outstanding as of May 7, 2023 as reported in the Issuer’s Current Report on Form 10-Q filed with the SEC on May 9, 2023, as increased by 1,200,000 shares issued in the Private Placement (defined below) and the approximately 1,600,000 shares issued in connection with the Issuer’s June Deferred Share Issuance, as defined and disclosed in the Issuer’s Current Report on Form 8-K filed with the SEC on June 16, 2023.

CUSIP No. 292812104	13D	Page 3 of 8 Pages

1.	Names of Reporting Persons FTV Investment Holdings, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,142,857
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,142,857
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,142,857
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)☐
13.	Percent of Class Represented by Amount in Row (9) 1.48%(1)
14.	Type of Reporting Person (See Instructions) PN

(1) Calculated based on 75,087,434 Class A Shares issued and outstanding as of May 7, 2023 as reported in the Issuer’s Current Report on Form 10-Q filed with the SEC on May 9, 2023, as increased by 1,200,000 shares issued in the Private Placement (defined below) and the approximately 1,600,000 shares issued in connection with the Issuer’s June Deferred Share Issuance, as defined and disclosed in the Issuer’s Current Report on Form 8-K filed with the SEC on June 16, 2023.

CUSIP No. 292812104	13D	Page 4 of 8 Pages

1.	Names of Reporting Persons FTV Management IV, L.L.C.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 31,297,606
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 31,297,606
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 31,297,606
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)☐
13.	Percent of Class Represented by Amount in Row (9) 40.18%(1)
14.	Type of Reporting Person (See Instructions) OO

(1) Calculated based on 75,087,434 Class A Shares issued and outstanding as of May 7, 2023 as reported in the Issuer’s Current Report on Form 10-Q filed with the SEC on May 9, 2023, as increased by 1,200,000 shares issued in the Private Placement (defined below) and the approximately 1,600,000 shares issued in connection with the Issuer’s June Deferred Share Issuance, as defined and disclosed in the Issuer’s Current Report on Form 8-K filed with the SEC on June 16, 2023.

CUSIP No. 292812104	13D	Page 5 of 8 Pages

1.	Names of Reporting Persons FTV Management Company GP, L.L.C.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 32,440,463
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 32,440,463
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 32,440,463(1)
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)☐
13.	Percent of Class Represented by Amount in Row (9) 41.65%(2)
14.	Type of Reporting Person (See Instructions) OO

(1) Comprised of 31,297,606 Class A Shares directly held by FTV IV, L.P. and 1,142,857 Class A Shares directly held by FTV Investment Holdings, L.P.

(2) Calculated based on 75,087,434 Class A Shares issued and outstanding as of May 7, 2023 as reported in the Issuer’s Current Report on Form 10-Q filed with the SEC on May 9, 2023, as increased by 1,200,000 shares issued in the Private Placement (defined below) and the approximately 1,600,000 shares issued in connection with the Issuer’s June Deferred Share Issuance, as defined and disclosed in the Issuer’s Current Report on Form 8-K filed with the SEC on June 16, 2023.

CUSIP No. 292812104	13D	Page 6 of 8 Pages

Item 1.            Security and Issuer

This Schedule 13D relates to the shares of Class A common stock, par value $0.01 per share (“Class A Shares”), of Enfusion, Inc., a Delaware corporation (the “Issuer”), which has its principal executive offices at 125 South Clark Street, Suite 750, Chicago, IL 60603.

Item 2.	Identity and Background

(a)	This Schedule 13D is being filed by FTV IV, L.P. (“Fund IV”), FTV Management IV, L.L.C. (“Management IV”), FTV Investment Holdings, L.P. (“Holdings”) and FTV Management Company GP, L.P. (“Company GP,” and together with Holdings, each of the foregoing, a “Reporting Person,” and collectively, the “Reporting Persons”). Management IV is the general partner of Fund IV, and Company GP is the general partner of Management IV and Holdings. The agreement among the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, is attached hereto as Exhibit 1.

(b)	The address of the principal business office of each of the Reporting Persons is 601 California Street, Floor 19, San Francisco, CA 94108.

(c)	The principal business of the Reporting Persons is to invest in the securities of a variety of companies.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)	Each of Fund IV and Holdings is a Delaware limited partnership. Each of Management IV and Company GP is a Delaware limited liability company.

Item 3.	Source and Amount of Funds or Other Consideration

The responses to Item 4 and Item 6 of this Statement are incorporated herein by reference.

Item 4.            Purpose of Transaction.

On June 15, 2023, Holdings acquired 1,142,857 Class A Shares from the Issuer pursuant to a private placement by the Issuer of 1,200,000 Class A Shares at a per share purchase price of $8.1195 (the “Private Placement”) pursuant to a Securities Purchase Agreement between the Issuer and the purchasers thereunder and dated June 15, 2023 (the “Purchase Agreement”). The source of funds for such purchase by Holdings was working capital.

The Reporting Persons acquired the securities reported herein for investment purposes and intend to review their investments in the Issuer on a continuing basis. Depending on various factors, including but not limited to the Issuer’s financial position and strategic direction, price levels of the Class A Shares, conditions in the securities markets, various laws and regulations applicable to the Issuer and companies in its industry and the Reporting Persons’ ownership in the Issuer, and general economic and industry conditions, the Reporting Persons may in the future take actions with respect to their investment in the Issuer as they deem appropriate, including changing their current intentions, with respect to any or all matters required to be disclosed in this Schedule 13D. Without limiting the foregoing, the Reporting Persons may, from time to time, acquire or cause affiliates to acquire additional Class A Shares or other securities of the Issuer (including any combination or derivative thereof), dispose, or cause affiliates to dispose, of some or all of their Class A Shares or other securities of the Issuer or continue to hold, or cause affiliates to hold, Class A Shares or other securities of the Issuer (or any combination or derivative thereof).

In addition, without limitation, the Reporting Persons have and intend to continue to engage from time to time in discussions with management or the board of directors of the Issuer about its business, operations, strategy, plans and prospects. In addition, without limitation, the Reporting Persons may engage in discussions with management, the board of directors of the Issuer, stockholders or other security holders of the Issuer and other relevant parties or take other actions concerning any extraordinary corporate transaction (including, but not limited to, a merger, reorganization or liquidation), a sale or transfer of a material amount of assets, a change in the board of directors or management, a material change in the capitalization or dividend policies, other material changes in the Issuer’s business or corporate structure, changes in the Issuer’s charter, bylaws or other actions that may impede the acquisition of control, de-listing or de-registration of the Issuer, or similar actions.

CUSIP No. 292812104	13D	Page 7 of 8 Pages

Except as set forth herein, or as would occur upon completion of any of the matters discussed herein, the Reporting Persons have no present plans, proposals or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.  Although the foregoing reflects activities presently contemplated by the Reporting Persons, the foregoing is subject to change at any time.

Item 5.	Interest in Securities of the Issuer

(a-b)

The information relating to the beneficial ownership of the Class A Shares, by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated by reference herein and is as of the date hereof. The percentage set forth in row 13 is based on 75,087,434 Class A Shares issued and outstanding as of May 7, 2023 as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on May 9, 2023, as increased by 1,200,000 shares issued in the Private Placement and the approximately 1,600,000 shares issued in connection with the Issuer’s June Deferred Share Issuance, as defined and disclosed in the Issuer’s Current Report on Form 8-K filed with the SEC on June 16, 2023.

Fund IV directly holds 31,297,606 Class A Shares, all of which may be deemed beneficially owned by Management IV. Holdings directly holds 1,142,857 Class A Shares, and Company GP may be deemed to beneficially own the aggregate 32,440,463 Class A Shares held by each of Fund IV and Holdings. Company GP is controlled by its managing members. Any action by Company GP with respect to the Issuer or the Issuer’s securities held by the Reporting Persons, including voting and dispositive decisions, requires at least a majority vote of the managing members. The filing of this Statement shall not be construed as an admission that any Reporting Person is, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement.

(c)	Except as otherwise disclosed herein, including with respect to the acquisition of Class A Shares pursuant to the Private Placement as described in Item 4 of this Statement, the Reporting Persons have not effected any transactions in the Issuer’s securities in the past 60 days.

(d)	No person other than the Reporting Persons disclosed in this Schedule 13D is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock subject to this Schedule 13D.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The responses to Item 4 and Item 6 of this Statement are incorporated herein by reference.

Registration Rights Agreement

Pursuant to the Purchase Agreement, on June 15, 2023, Holdings signed an Amendment and Joinder (the “Joinder”) to the Registration Rights Agreement dated as of October 20, 2021, as amended, modified and/or supplemented from time to time, by and among the Company and certain stockholders of the Company (the “Registration Rights Agreement”). Fund IV, as a holder of Class A Shares prior to the Issuer’s initial public offering, was a party to the Registration Rights Agreement on its effective date. The Registration Rights Agreement provides Fund IV with customary “demand” registrations and “piggyback” registration rights and also provides for payment by the Issuer of certain expenses relating to such registrations as well as an indemnification by the Issuer of Fund IV against (or an obligation of the Issuer to make contributions in respect of) certain liabilities which may arise under the Securities Act. The Amendment and Joinder joins Holdings to the Registration Rights Agreement and provides Holdings with customary “piggyback” registration rights and also provides for payment by the Issuer of certain expenses relating to such registration as well as an indemnification by the Issuer of Holdings against (or an obligation of the Issuer to make contributions in respect of) certain liabilities which may arise under the Securities Act.

Lock-up Letter Agreement

Pursuant to and in connection with the Purchase Agreement, Holdings signed a Letter Agreement with the Issuer dated June 15, 2023, pursuant to which Holdings agreed, for a period of 180 days after closing of the Private Placement, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any Class A Shares beneficially owned or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such Class A Shares, in each case, without the prior written consent of the Issuer.

CUSIP No. 292812104	13D	Page 8 of 8 Pages

Item 7.	Material to be Filed as Exhibits
Exhibit 1	Joint Filing Agreement, dated June 23, 2023, by and among the Reporting Persons hereunder.
Exhibit 2	Registration Rights Agreement, dated as of October 20, 2021, as amended, modified and/or supplemented from time to time, by and among the Company and certain stockholders of the Company and incorporated by reference to Exhibit 4.2 to the Issuer’s Annual Report on Form 10-K, filed with the SEC on March 30, 2022.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 23, 2023

FTV IV, L.P.

/s/ Matthew Campobasso
Name:	Matthew Campobasso
Title:	Attorney-in-Fact

FTV Investment Holdings, L.P.

/s/ Matthew Campobasso
Name:	Matthew Campobasso
Title:	Attorney-in-Fact

FTV Management IV, L.L.C.

/s/ Andy Fleischman
Name:	Andy Fleischman
Title:	Managing Member

FTV Management Company GP, L.L.C.

/s/ Andy Fleischman
Name:	Andy Fleischman
Title:	Managing Member

Exhibit A

JOINT FILING AGREEMENT

The persons below hereby agree that the Schedule 13D to which this agreement is attached as an exhibit, as well as all future amendments to such Schedule 13D, shall be filed jointly on behalf of each of them. This agreement is intended to satisfy the requirements of Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934.

Dated: June 23, 2023

FTV IV, L.P.

/s/ Matthew Campobasso
Name:	Matthew Campobasso
Title:	Attorney-in-Fact

FTV Investment Holdings, L.P.

/s/ Matthew Campobasso
Name:	Matthew Campobasso
Title:	Attorney-in-Fact

FTV Management IV, L.L.C.

/s/ Andy Fleischman
Name:	Andy Fleischman
Title:	Managing Member

FTV Management Company GP, L.L.C.

/s/ Andy Fleischman
Name:	Andy Fleischman
Title:	Managing Member